Lexington Park Capital Markets, LLC
Supplementary Information Pursuant to Rule 17A-5
Of the Securities Exchange Act of 1934
December 31, 2015

Lexington Park Capital Markets, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) ie., limited business (investment banking).

Therefore, the following reports are not presented:

a. Computation for Determination of Reserve Requirement under Rule 15c3-3.

b. Information relating to the Possession or Control Requirements under Rule 15c3-3 included in the FOCUS Form X-17a-5 Part II, as filed by the Company on January 22, 2016.



805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lexington Park Capital Markets LLC
Orlando, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Lexington Park Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lexington Park Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) limited business (investment banking) (the "exemption provisions") and (2) Lexington Park Capital Markets, LLC stated that Lexington Park Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lexington Park Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lexington Park Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
March 2, 2016